Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

	Year Ended December 31,
(In millions)	2008	2007	2006	2005	2004
Portion of rentals representing interest	$89	$101	$75	$62	$57
Capitalized interest, including discontinued operations	326	214	152	83	48
Other interest and fixed charges, including discontinued operations	153	135	147	240	279

Total fixed charges (A)	$568	$450	$374	$385	$384

Earnings-pretax income with applicable adjustments (B)	$7,367	$7,055	$9,014	$4,557	$2,905

Ratio of (B) to (A)	12.97	15.68	24.10	11.84	7.57